41st Floor, One Exchange Square 8 Connaught Place, Central Hong Kong Tel: +852.2522.7886 Fax: +852.2522.7006 www.lw.com

FIRM / AFFILIATE OFFICES
May 31, 2011	Abu Dhabi Barcelona Beijing Boston Brussels	Moscow Munich New Jersey New York Orange County
VIA EDGAR Mr. Mark P. Shuman Mr. Evan Jacobson Division of Corporation Finance Securities and Exchange Commission	Chicago Doha Dubai Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

100 F Street, N.E.

Washington, D.C. 20549

Re:	Taomee Holdings Limited
Amendment No. 2 to Registration Statement on Form F-1

Dear Mr. Shuman and Mr. Jacobson:

On behalf of our client, Taomee Holding Limited (the “Company” or “Taomee”), a company incorporated under the laws of the Cayman Islands, we have filed the Company’s Registration Statement on Form F-1 (the “Registration Statement”) (File No. 333-174293) on EDGAR on May 18, 2011 and Amendment No. 1 to Registration Statement on Form F-1 on May 24, 2011. We are filing herewith the Company’s Amendment No. 2 to Registration Statement on Form F-1 (the “Amendment No. 2”). For your ease of reference, we will deliver to you 10 copies of the Amendment No. 2 marked to show changes to the previous Registration Statement filed on EDGAR on May 24, 2011. The Company respectfully advises the Staff that the Company has also filed a free-writing prospectus pursuant to Rule 433 of the Securities Act of 1933.

The Company has set forth below its responses to the comments contained in the letter dated May 27, 2011 from the Staff.

Description of Share Capital

Registration Rights, page 141

1.	Please revise to describe the material terms of the registration rights addendum dated as of May 4, 2011, between you and Saban Media Ventures LLC. In addition, because your agreement to register the resale of the securities and to award board observation rights increased the value of shares sold by related parties, please tell us how you considered including related disclosure in the “Related Party Transactions” section of your registration statement. See Item 7.B of Form 20-F.

Simon H. Berry Joseph A. Bevash Kenneth D. C. Chan Stanley Chow	Raymond M. S. Kwok Michael S. L. Liu Jane M. S. Ng John A. Otoshi	Simon D. Powell Cheung Ying Yeung	Registered Foreign Lawyers: Timothy M. Gardner (New York) Eugene Y. Lee (New York) David J. Miles (England and Wales) David Zhang (New York)

In response to the Staff’s comments, the Company has revised disclosure on pages 133 and 142.

Unaudited Condensed Consolidated Statements of Operations, page F-36

2.	Please explain why you believe that the gain on sale of 10.5% equity interest in Elyn Corporation should be combined with the line-item of “share of profit in equity investments.” That is, explain why you did not present this gain within the other income before income taxes section of this statement. It appears that a separate line item, such as a gain on sale of securities, should be presented because this gain represents the investor’s gain. See ASC 323-10-45-1.

The Company respectfully advises the Staff that it considered the following facts and circumstances when determining the classification of the gain on sale of the 10.5% equity interest in Elyn Corporation, or the Gain:

•

ASC 323-10-45-1 states that an investor’s share of earnings or losses from its investment shall be shown in its income statement as a single amount, except for the extraordinary items as specified in the following paragraph. 45-2 provides that the investor’s share of extraordinary items and its share of accounting changes reported in the financial statements of the investee shall be classified separately in accordance with ASC 225-20. The Gain from sale of equity interest in Elyn is not an extraordinary item out of the investee’s ordinary course of business, nor is the Gain the result of an accounting change. Therefore, the Company believes that the Gain should be combined with its share of equity in earnings of the investee and shown as a single amount in the income statement pursuant to ASC 323-10-45-1.

•

The March 11, 2003 meeting minutes of the Center for Audit Quality SEC Regulations Committee included a discussion to the effect that all amounts related to equity in earnings of investees should be included within the one-line presentation on the income statement with the components detailed in the APB 18 footnote.

•

The Company has separately disclosed the amount and classification of the Gain in Note 6 to its unaudited condensed consolidated statements of operations on page F-41, so that the investors could clearly understand that the Gain is included in the share of profit in equity investments line item.

•

The Company believes there is a lack of clear guidance on this issue, and has observed diversity in current and historical practice among the SEC registrant filings regarding the components of the equity in earnings of equity investees line on the income statement, including impairment of an equity investment, gains or losses on disposals of equity shares, and amortization of basis differences.

Based on the above, the Company concluded that it is not unacceptable to present the Gain within the same line item as its share of the investee’s earnings on the statement of operations.

If you need additional copies or have any questions regarding the Amendment No. 2, please do not hesitate to call me in Hong Kong at +852-2912-2503 (work) or +852-9124-8324 (cell), or Karen Yan in Shanghai at +86-21-6101-6018 (work) or +86-139-1800-7609 (cell).

Very truly yours,

/s/ David T. Zhang

David T. Zhang of LATHAM & WATKINS LLP

Enclosures

cc:	Jason Liqing Zeng, Chairman, Taomee Holdings Limited

Benson Haibing Wang, Chief Executive Officer, Taomee Holdings Limited

Paul Keung, Chief Financial Officer, Taomee Holdings Limited

Karen Yan, Latham & Watkins LLP, Shanghai

James Lin, Davis Polk & Wardwell LLP

Charlotte Lu, Deloitte Touche Tohmatsu CPA Ltd, Shanghai

Tom Colwell, Deloitte Touche Tohmatsu CPA Ltd, Shanghai

3